Exhibit 99.1

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

2 August, 2007
Hamilton, Bermuda

Contact: Fred M. Ryan
telephone: 441-295-8585

                W.P. Stewart & Co., Ltd. Announces Second Quarter
                      and Six months 2007 Financial Results

Provides Update on Business Reorganization and Turnaround Initiatives

o Second quarter GAAP loss of $0.39 per share (diluted) after non-recurring, non-cash charge of $18.0 million, or $0.39 per share, diluted; GAAP earnings of $0.21 per share (diluted) in second quarter, 2006

o Six months GAAP loss of $0.43 per share (diluted); GAAP earnings of $0.49 per share (diluted) for the six months ended 30 June 2006

o Cash earnings of $0.11 per share (diluted) for the second quarter ($0.29 per share, diluted, in second quarter 2006) and $0.26 per share (diluted) for the six months ended 30 June 2007 ($0.60 per share, diluted, for the six months ended 30 June 2006) - see GAAP reconciliation statement below

      W.P. Stewart & Co., Ltd. today reported a net loss of $17.8 million, or $0.39 per share (diluted) and $0.39 per share (basic) for the second quarter ended 30 June 2007. This loss reflects a second quarter non-recurring, non-cash charge of approximately $18.0 million, or $0.39 per share, diluted, related to an impairment of intangible assets. This impairment reflects a decrease in assets under management, the fees from which were supporting intangible assets per the Financial Accounting Standards Board (SFAS No. 142). Excluding this non-recurring, non-cash charge, second quarter 2007 net income was $173,000, less than one cent per share. These results compare with net income in the second quarter of the prior year of $9.6 million, or $0.21 per share (diluted) and $0.21 per share (basic).

      Cash earnings for the quarter ended 30 June 2007 were $5.0 million (net loss of $17.8 million adjusted to include $22.8 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges on a tax-effected basis), or $0.11 per share (diluted). In the same quarter of the prior year, cash earnings were $13.3 million (net income of $9.6 million adjusted for the inclusion of $3.7 million representing expenses of non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.29 per share (diluted).

      Assets under management (AUM) at quarter-end were approximately $5.3 billion, compared to approximately $6.4 billion at the end of the prior quarter, a decrease of approximately 17.2% and a decrease of approximately 36.9% from $8.4 billion at 30 June 2006.

      For the second quarter of 2007 there were 46,060,247 common shares outstanding on a weighted average diluted basis compared to 45,915,096 common shares outstanding for the second quarter of 2006 on the same weighted average diluted basis.

      Management Review & Comment

      In announcing the results, William P. Stewart, Chairman & Chief Executive Officer, said "Overall, while our financial results in the second quarter reflect the disruptions of the past and the preference of investors for other strategies than US quality growth companies, looking forward we believe we have begun to see a change in investor mood coupled with a strengthening of our own business and investment performance."

      The Company continues on the reorganization and turnaround which began in February of this year. The following highlights are noted:

      1. Strengthening and widening the employee talent pool is a key factor in the Company's turnaround efforts. As previously announced, James
            D. Awad recently joined the firm as Chairman of W.P. Stewart Asset Management (NA), Inc. Also, during the second quarter, the Company added another experienced professional to the New York investment team, one senior professional to our London based research group and one senior client service professional in New York. The Company expects to add more senior people to our U.S investment and corporate development areas over the next few weeks.

      2. A review of the Company's advisory fees and brokerage commissions has been completed. A range of fixed and performance oriented fee choices is being offered to clients. In addition to the changes announced last year, an advisory fee option combining a lower fixed fee with a performance fee has been introduced for account relationships greater than $10 million. Brokerage commissions for account relationships totaling $10 million are being eliminated. We also now offer a fixed fee alternative for all standard fee relationships under that limit.

      3. As part of an ongoing initiative to enhance operational efficiency and improve our cost structure, a thorough review of expenses was completed during the second quarter. The Company's corporate aircraft was sold last month for $18.8 million. As the aircraft was fully depreciated, the sale is a taxable event. Additionally, certain other expenses have been identified for reduction and there has been a further reduction in employee count.

            Accordingly, there will be additional one-time charges related to employee terminations in the third quarter of 2007.

      4. During the second quarter, the Company streamlined the framework for offering the W.P. Stewart global and international (ex-US) investment services to clients. The demand for international exposure among the Company's clients is strong. A large group of clients, related to a third party solicitor asked us to include some high quality international companies in their existing US portfolios. This conversion is expected to be completed by the end of August.

      5. At a recent meeting the Company's Board of Directors confirmed the policy that dividend declarations include a consideration of the Company's cash earnings as well as future requirements for building out our global franchise.

      Six Month Results

      For the six months ended 30 June 2007, the net loss was $19.6 million or $0.43 per share (diluted), and $0.43 per share (basic), on revenues of $48.1 million. This includes the non-recurring charges of approximately $18 million noted above and approximately $5.8 million relating to agreements with certain employees, reached in the first quarter of 2007, whose employment with the Company terminated in that quarter. As noted, the second quarter non-recurring, non-cash charge of approximately $18.0 million or $0.39 per share (diluted) related to an impairment of intangible assets. This impairment reflects a decrease in assets under management, the fees from which were supporting intangible assets per the Financial Accounting Standards Board (SFAS No. 142). Net income for the six months ended 30 June 2006 was $22.3 million or $0.49 per share (diluted) and $0.49 per share (basic), on revenues of $74.8 million.

      Cash earnings for the six months ended 30 June 2007 were $11.9 million (net loss of $19.7 million adjusted to include $31.6 million, representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges on a tax-effected basis), or $0.26 per share (diluted). In the same period of the prior year, cash earnings were $27.7 million (net income of $22.3 million adjusted for the inclusion of $5.4 million representing expenses of non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.60 per share (diluted).

      For the six months ended 30 June 2007, there were 46,023,754 common shares outstanding on a weighted average diluted basis compared to 45,928,110 common shares outstanding for the same period in 2006 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the second quarter of 2007 was +2.8%, pre-fee, and +2.5%, post-fee. This compares to +6.3% for the S&P 500.

      For the six months ended 30 June 2007, performance in the Composite was +2.1%, pre-fee, and +1.5%, post-fee. This compares to +7.0% for the S&P 500.

      For the twelve month period ending 30 June 2007, performance in the Composite was +14.1%, pre-fee, and 13.0%, post-fee. This compares to 20.6% for the S&P 500.

      Performance in the W.P. Stewart International portfolio (ex United States) for the second quarter of 2007 was 6.0%, pre-fee, and 5.9%, post-fee, compared to 6.4% for the MSCI EAFE Index. Performance in the Global portfolio was 5.5%, pre-fee, and 5.3%, post-fee, compared to 6.5% the MSCI World Index. For the six months ended 30 June 2007, performance in the W.P. Stewart International portfolio was 8.3%, pre-fee, and 8.0%, post-fee, compared to 10.7% for the MSCI EAFE Index. In the Global portfolio, performance for the six moths ended 30 June 2007 was 5.4%, pre-fee, and 5.0%, post-fee, compared to 9.2% for the MSCI World Index.

      Monthly Performance Reporting

      Beginning with July 2007, the Company will be releasing composite portfolio investment returns on a monthly basis. These returns will be posted on our website at www.wpstewart.com.

      Preliminary indications are that performance in July 2007 for the U.S. Equity Composite was -1.2%, pre-fee, and -1.3%, post-fee. This compares with -3.2% for the S&P 500. The year-to-date performance for the Composite, as of 31 July 2007 was 0.9%, pre-fee, and 0.2%, post-fee, compared with 3.6% for the S&P
500. For the twelve months ended 31 July 2007, the Composite was up 17.5%, pre-fee, and 16.3%, post-fee, compared with 16.1% for the S&P 500 Index.

      The Company's international performance remains strong. Performance in the International portfolios on a year-to-date basis as of 31 July 2007 was 9.9%, pre-fee, and 9.6%, post-fee, compared to 9.1% for the MSCI EAFE Index. For the Global portfolios performance was 5.5%, pre-fee and 5.0%, post-fee, year-to-date as of 31 July 2007, compared to 6.7% for the MSCI World Index.

      The Stewart Asia Fund, managed by our affiliate, Bowen Asia and which we will be including in our monthly reporting, posted returns of 16.9%, year-to-date as of 31 July 2007, compared to 12.9% for its benchmark, the Dow Jones Asia Pac.

      Assets Under Management

      Assets under management (AUM) for the quarter ended 30 June 2007 were approximately $5.3 billion, compared with approximately $6.4 billion for the quarter ended 31 March 2007 and $8.4 billion reported at the quarter ended 30 June 2006.

      Total net flows of AUM for the quarter ended 30 June 2007 were -$1,156 million, compared with -$510 million in the comparable quarter of 2006 and -$1,663 million in the first quarter of 2007.

      Total net flows of AUM for the six months ended 30 June 2007 and 2006 were -$2,819 million and -$747 million, respectively.

      In the second quarter of 2007, net cash flows of existing accounts were approximately -$251 million compared with net cash flows of approximately -$207 million in the second quarter of 2006. Net cash flows of existing accounts for the six months ended 30 June 2007 were -$490 million compared to -$238 million for the six months ended 30 June 2006.

      Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately -$905 million for the quarter compared to approximately -$303 million for the same quarter of the prior year. Net new flows were approximately -$2,329 million and approximately -$509 million for the six months ended 30 June 2007 and 2006, respectively.

      Net flows in July 2007 were negative approximately $190 million.

      Look-Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

      Currently the "look-through" earnings power behind our clients' portfolios remains solidly positive with portfolio earnings per share growth on a trailing four quarter basis as at 30 June 2007 expected to have advanced at the high end of the historical range. The Company's research analysts expect "look-through" portfolio earnings growth to be within the 12-15% range over the next few years, about twice the growth expected for the S&P 500 Index earning power.

      Revenues and Profitability

      Revenues were $22.2 million for the quarter ended 30 June 2007, compared to $38.5 million for the same quarter 2006. Revenues for the six months ended 30 June 2007 and 2006 were $48.1 million and $74.8 million, respectively.

      The average gross management fee was 1.06%, annualized, for the quarter ended 30 June 2007 and 1.07%, annualized, for the six months ended 30 June 2007, compared to 1.13% and 1.13%, annualized, for each of the comparable periods of the prior year.

      Excluding performance fee based accounts, the average gross management fee was 1.23%, annualized, for the quarter ended 30 June 2007 and 1.22%, annualized, for the six months ended 30 June 2007, compared to 1.25%, and 1.26%, annualized, for each of the comparable periods of the prior year.

      Total operating expenses for the second quarter 2007 increased 39.1% to $38.7 million, and include the non-cash, non-recurring impairment charge of approximately $18 million, from $27.8 million in the same quarter of the prior year. Total operating expenses were $66.6 million, including the non-cash, non-recurring charges, and $49.1 million for the six months ended 30 June 2007 and 2006, respectively.

      The increase in employee compensation and benefits substantially reflects non-cash compensation expense related to the Company's restricted share issuances to employees of approximately $9.3 million for the six months ended 30 June 2007, which includes $4.2 million related to employees whose employment terminated in February 2007. In the comparable period of 2006 these non-cash compensation expenses were $2.6 million.

      We expect non-cash compensation expense related to restricted share grants to be at least $14.5 million for 2007 versus $7.9 in 2006.

      The Company's provision for taxes for the quarter ended 30 June 2007 was $1.3 million versus $1.1 million in the comparable quarter of the prior year, and was $1.2 million versus $3.4 million for the six months ended 30 June 2007 and 2006, respectively.

      Other Events

      The Company paid a dividend of $0.15 per common share on 27 April 2007 to shareholders of record as of 13 April 2007, and will pay a dividend of $0.15 per common share on 3 August 2007 to shareholders of record as of 23 July 2007.

      Conference Call

      In conjunction with this second quarter 2007 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 2 August 2007. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-800-289-0544 (within the United States) or +913-981-5533 (outside the United States). The conference ID number is 4704671. To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, 2 August 2007 at 12:00 noon (EDT) through Friday, 3 August 2007 at 5:00 p.m. (EDT). To access the replay, please dial 1-888-203-1112 (within the United States) or +719-457-0820 (outside the United States). The pass code for accessing this replay is 4704671.

      You will be able to access a replay of the Internet broadcast through Thursday, 9 August 2007, on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                                        For the Three Months Ended
                                                               -------------------------------------------
                                                               June 30, 2007  Mar. 31, 2007  June 30, 2006
                                                               -------------  -------------  -------------
Revenue:
  Fees                                                          $ 16,019,572   $ 21,061,944   $ 25,788,508
  Commissions                                                      4,256,289      4,459,454     11,916,558
  Realized and unrealized gains/(losses) on investments (1)        1,300,243        (21,201)        79,255
  Interest and other (1)                                             580,435        440,328        753,017
                                                                ------------   ------------   ------------

                                                                  22,156,539     25,940,525     38,537,338
                                                                ------------   ------------   ------------

                                                                  22,156,539        419,127
Expenses:
  Employee compensation and benefits                               9,487,651     16,149,555     11,228,135
  Fees paid out                                                    1,846,777      1,781,660      1,949,680
  Performance fee charge                                                  --             --      2,625,642
  Commissions, clearance and trading                                 726,948        787,965      2,245,933
  Research and  administration                                     3,070,359      3,392,907      3,330,257
  Marketing                                                        1,280,031      1,564,158      1,488,922
  Depreciation and amortization                                    1,448,278      1,438,229      1,648,745
  Impairment of intangible asset                                  17,985,000             --             --
  Other operating                                                  2,860,020      2,737,124      3,318,203
                                                                ------------   ------------   ------------
                                                                  38,705,064     27,851,598     27,835,517
                                                                ------------   ------------   ------------

Income before taxes                                              (16,548,525)    (1,911,073)    10,701,821

Provision for taxes                                                1,263,722        (74,295)     1,053,940
                                                                ------------   ------------   ------------

Net income                                                      $(17,812,247)  $ (1,836,778)  $  9,647,881
                                                                ============   ============   ============

Earnings per share:

Basic earnings per share                                        $      (0.39)  $      (0.04)  $       0.21
                                                                ============   ============   ============

Diluted earnings per share                                      $      (0.39)  $      (0.04)  $       0.21
                                                                ============   ============   ============

                                                                       % Change From
                                                                ----------------------------
                                                                Mar. 31, 2007  June 30, 2006
                                                                -------------  -------------
Revenue:
  Fees                                                                -23.94%        -37.88%
  Commissions                                                          -4.56%        -64.28%
  Realized and unrealized gains/(losses) on investments (1)         -6232.93%       1540.58%
  Interest and other (1)                                               31.82%        -22.92%
                                                                 ------------   ------------

                                                                      -14.59%        -42.51%
                                                                 ------------   ------------

Expenses:
  Employee compensation and benefits                                  -41.25%        -15.50%
  Fees paid out                                                         3.65%         -5.28%
  Performance fee charge                                                  --             --
  Commissions, clearance and trading                                   -7.74%        -67.63%
  Research and  administration                                         -9.51%         -7.80%
  Marketing                                                           -18.16%        -14.03%
  Depreciation and amortization                                         0.70%        -12.16%
  Impairment of intangible asset                                          --             --
  Other operating                                                       4.49%        -13.81%
                                                                 ------------   ------------
                                                                       38.97%         39.05%
                                                                 ------------   ------------

Income before taxes                                                   765.93%       -254.63%

Provision for taxes                                                 -1800.95%         19.90%
                                                                 ------------   ------------

Net income                                                            869.76%       -284.62%
                                                                 ============   ============

Earnings per share:

Basic earnings per share                                              875.00%       -285.71%
                                                                 ============   ============

Diluted earnings per share                                            875.00%       -285.71%
                                                                 ============   ============

Note (1) : Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                                           For the Six Months Ended June 30,
                                                                   -----------------------------------------------------
                                                                        2007                2006                 %
                                                                   -------------       -------------       -------------
Revenue:
  Fees                                                             $  37,081,516       $  52,975,816             -30.00%
  Commissions                                                          8,715,743          20,177,352             -56.80%
  Realized and unrealized gains/(losses) on investments (1)            1,279,042             121,007             957.00%
  Interest and other (1)                                               1,020,763           1,509,342             -32.37%
                                                                   -------------       -------------       -------------

                                                                      48,097,064          74,783,517             -35.68%
                                                                   -------------       -------------       -------------

Expenses:
  Employee compensation and benefits                                  25,637,206          18,966,972              35.17%
  Fees paid out                                                        3,628,437           4,124,588             -12.03%
  Performance fee charge                                                      --           2,625,642                 --
  Commissions, clearance and trading                                   1,514,913           3,888,012             -61.04%
  Research and  administration                                         6,463,266           6,959,801              -7.13%
  Marketing                                                            2,844,189           3,200,016             -11.12%
  Depreciation and amortization                                        2,886,507           3,224,539             -10.48%
  Impairment of intangible asset                                      17,985,000                  --                 --
  Other operating                                                      5,597,144           6,080,340              -7.95%
                                                                   -------------       -------------       -------------
                                                                      66,556,662          49,069,910              35.64%
                                                                   -------------       -------------       -------------

Income before taxes                                                  (18,459,598)         25,713,607            -171.79%

Provision for taxes                                                    1,189,427           3,401,615             -65.03%
                                                                   -------------       -------------       -------------

Net income                                                         $ (19,649,025)      $  22,311,992            -188.06%
                                                                   =============       =============       =============

Earnings per share:

Basic earnings per share                                           $       (0.43)      $        0.49            -187.76%
                                                                   =============       =============       =============

Diluted earnings per share                                         $       (0.43)      $        0.49            -187.76%
                                                                   =============       =============       =============

Note (1) : Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                             (in millions)
                                                             -------------

                                                        For the Three Months Ended                    For the Six Months Ended
                                            -------------------------------------------------     -------------------------------
                                            Jun. 30, 2007     Mar. 31, 2007     Jun. 30, 2006     Jun. 30, 2007     Jun. 30, 2006
                                            -------------     -------------     -------------     -------------     -------------
Existing Accounts:
  Contributions                             $          56     $          83     $         168     $         139     $         497
  Withdrawals                                        (307)             (322)             (375)             (629)             (735)
                                            -------------     -------------     -------------     -------------     -------------
Net Flows of Existing Accounts                       (251)             (239)             (207)             (490)             (238)
                                            -------------     -------------     -------------     -------------     -------------
Publicly Available Funds:
  Contributions                                        19                75                78                94               112
  Withdrawals                                        (190)             (119)              (93)             (309)             (162)
Direct Accounts Opened                                 28               115                27               143                84
Direct Accounts Closed                               (762)           (1,495)             (315)           (2,257)             (543)
                                            -------------     -------------     -------------     -------------     -------------
Net New Flows                                        (905)           (1,424)             (303)           (2,329)             (509)
                                            -------------     -------------     -------------     -------------     -------------

Net Flows of Assets Under Management        $      (1,156)    $      (1,663)    $        (510)    $      (2,819)    $        (747)
                                            =============     =============     =============     =============     =============

* The table above sets forth the total net flows of assets under management for the three months ended June 30, 2007, March 31, 2007 and June 30, 2006, respectively, and for the six months ended June 30, 2007 and 2006, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.